                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13E-3
                                (Rule 13e-100)
                               (Amendment No. 1)

                             TRANSACTION STATEMENT
        UNDER SECTION 13(e) OF THE SECURITIES AND EXCHANGE ACT OF 1934


                                  SCHEDULE TO
                                (Rule 14d-100)
                               (Amendment No. 1)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                               GIANT GROUP LTD.
                      (Name of Subject Company (Issuer))

                               GIANT GROUP LTD.
                                 Burt Sugarman
                      (Name of Filing Persons (Offeror))

                                 Common Stock
                And Associated Preferred Stock Purchase Rights
                        (Title of Class of Securities)

                                 374503  10  0
                     (CUSIP Number of Class of Securities)


                             Pasquale A. Ambrogio
                               GIANT GROUP LTD.
                    9440 Santa Monica Boulevard, Suite 407
                            Beverly Hills, CA 90210
                                (310) 273-5678


                                   Copy to:
                                Jeffrey C. Soza
         Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro LLP
                    2121 Avenue of the Stars, 18/th/ floor
                             Los Angeles, CA 90067
                                (310) 553-3000

                                       1
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                          SCHEDULE 13E-3/SCHEDULE TO

     This statement amends and supplements the Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") and Tender Offer Statement on Schedule TO ("Schedule TO") both of which were filed with the Securities and Exchange Commission on April 19, 2001, relating to the offer by GIANT GROUP, LTD., a Delaware corporation (hereinafter referred to as the "Purchaser" or the "Company" as applicable) to purchase all of the outstanding shares of its Common Stock, par value $0.01 per share, and associated Preferred Stock Purchase Rights (the "Shares"), at $0.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, (which, together with any supplements or amendments constitute the "Offer").

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

GENERAL The Offer to Purchase is hereby amended to include the following information. Safe Harbor protections for forward looking statements contained in federal securities laws do not apply to statements in connection with the Company's Offer and Company press releases containing information on the Company's Offer pursuant to Section 21E(b)(1)(E) and (2)(C) of the Securities and Exchange Act of 1934. Accordingly, the statements regarding the Safe Harbor protections contained in the Offer to Purchase are of no effect.

SCHEDULE TO ITEM 2                 SUBJECT COMPANY INFORMATION
SCHEDULE 13E-3, ITEM 2

          (c)  Trading Market and Price.  Item 2 of the Schedule TO and Schedule
               ------------------------
               13E-3 are hereby amended to include the following information. During the first quarter of 2001, the high and low prices for the Company's Shares were $0.22 per share and $0.156 per share respectively.

          (e)  Prior Public Offerings.  Item 2 of the Schedule TO and Schedule
               ----------------------
               13E-3 are hereby amended to include the following information. Neither the Company nor Burt Sugarman has made an underwritten public offering of Company Shares for cash during the last three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

          (f)  Prior Stock Purchases.  Item 2 of the Schedule TO and Schedule
               ---------------------
               13E-3 are hereby amended to include the following information. In July of 2000, as part of a Settlement Agreement, Glenn Sands returned 768,691 Shares to the Company. For a description of the Settlement Agreement see Item 3 of the Company's Form 10-K for the year ending 2000, a copy of which is attached to the Offer to Purchase as Schedule II. On December 13, 2000, the Company purchased 66,200 Shares at an average price of $0.20 per share. Neither the Company nor Burt Sugarman have made any other purchase of Company Shares during the past two years.

                                       2
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SCHEDULE TO ITEM 3.                IDENTITY AND BACKGROUND OF FILING
                                   PERSON.
SCHEDULE 13E-3, ITEM 3

          (a)  Name and Address. Item 3 of the Schedule TO and Schedule 13E-3
               ----------------
               are hereby amended to add Burt Sugarman, Chairman and CEO of the Company, as a filing person.

          (c)  Business and Background of Natural Persons. Item 3 of the
               ------------------------------------------
               Schedule TO and Schedule 13E-3 are hereby amended to include the following information. Mr. Sugarman's business address, citizenship, present principal occupation or employment and five-year employment history is set forth in Schedule I of the Offer to Purchase. During the past five years, Mr. Sugarman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during such time has he been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities law, or a finding of any material violation of federal or state securities laws.

SCHEDULE TO ITEM 4.                TERMS OF THE TRANSACTION.
SCHEDULE 13E-3, ITEM 4

          (a)  Material Terms.

               (1)    Tender Offers.
                      -------------

               (i) Item 4 of the Schedule TO and Schedule 13E-3 are hereby amended to include the following information. On May 9, 2001, the Company waived the condition to the Offer requiring a sufficient number of shareholders to have validly tendered and not withdrawn their tenders such that there are less than 300 shareholders of record of the Common Stock after the consummation of the Offer. The Company also extended the expiration of the Offer to 5:00 p.m., New York City time, on May 23, 2001. Accordingly, the Company will purchase all Shares validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on May 23, 2001, unless the Offer is further extended by the Company. All conditions to the Offer must be satisfied or waived by the Company prior to the Expiration Date.

               (iii) Item 4 of the Schedule TO and Schedule 13E-3 are hereby amended to include the following information. The Expiration Date for the Offer is May 23, 2001, at 5:00 p.m. New York time, unless otherwise extended by the Company in its sole discretion.

               (xii) Item 4 of the Schedule TO and Schedule 13E-3 are hereby amended to include the following information.

                                       3
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                    UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
                    ---------------------------------------------

                    In General. The following summary is a general discussion of
                    ----------
                    the material United States federal income tax consequences relating to the Offer. The summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and existing final, temporary and proposed Treasury Regulations, published rulings of the Internal Revenue Service (the "IRS") and judicial decisions, all of which are subject to prospective and retroactive changes. Except as otherwise provided, this summary deals only with Shares held by U.S. Holders (as defined below) as capital assets within the meaning of Section 1221 of the Code and does not address tax consequences that may be relevant to investors in special tax situations, such as certain financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, or shareholders holding the Shares as part of a hedge or hedging transaction or as a position in a straddle for tax purposes.

                    The Company will not seek a ruling from the IRS with regard to such tax matters discussed below. The tax consequences of a sale pursuant to the Offer may vary depending upon, among other things, the particular facts and circumstances of the tendering shareholder. No information is provided herein as to the state, local or foreign tax consequences of the transaction contemplated by the Offer. Shareholders are urged to consult their own tax advisors to determine the particular United States federal, state, local and foreign tax consequences of sales made by them pursuant to the Offer, the application of the constructive ownership rules mentioned below and the effect of tax legislative proposals.

                    As used herein, the term "U.S. Holder" means a beneficial owner of Shares that is (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions, (iii) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (iv) an estate that is subject to U.S. federal income tax on its income regardless of its source. "Non-U.S. Holder" means a beneficial owner of Shares that is not a United States person for United States federal income tax purposes.

                    Characterization of the Sale. A sale of Shares by a
                    ----------------------------
                    shareholder of the Company pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and may also be a

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                    taxable transaction under applicable state, local and
                    foreign tax laws. Under Section 302 of the Code, a sale of Shares by a shareholder to the Company pursuant to the Offer will be treated as a "sale or exchange" of such Shares for United States federal income tax purposes (rather than as a distribution by the Company with respect to the Shares held by the tendering shareholder) if the receipt of cash upon such sale (i) results in a "complete termination" of the shareholder's interest in the Company or (ii) is "not essentially equivalent to a dividend" with respect to the shareholder. Shareholders are encouraged to discuss the application of these tests (the "Section 302 Tests") to their own tax situation with their own tax advisor.

                    In determining whether either of the Section 302 Tests is satisfied, each shareholder must take into account not only the Shares and other stock of the Company which are actually owned by the shareholder, but also Shares and other stock of the Company which are constructively owned by the shareholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a shareholder may constructively own (i) Shares and other stock of the Company actually owned, and in some cases constructively owned, by certain related individuals or entities in which the shareholder has an interest, and, in the case of shareholders that are entities, by certain individuals or entities that have an interest in the shareholder, and (ii) Shares and other stock of the Company which the shareholder has the right to acquire by exercise of an option or by conversion. Contemporaneous dispositions or acquisitions of Shares or other stock of the Company by a shareholder or related individuals or entities may be deemed to be part of a single integrated transaction which will be taken into account in determining whether either of the Section 302 Tests has been satisfied.

                    . A shareholder that sells all of its Shares and owns no other Company shares, actually or constructively, generally will satisfy the "complete termination" test.

                    . A shareholder will satisfy the "not essentially equivalent to a dividend" test if the reduction in the shareholder's proportionate interest in the Company resulting from the sale of Shares pursuant to the Offer constitutes a "meaningful reduction" given the shareholder's particular facts and circumstances. Even a small reduction in a shareholder's proportionate equity interest may satisfy this test.

                    Although no assurance can be given that either of the
                    Section 302 Tests will be satisfied as to any particular shareholder, the IRS has taken the position that a non-pro rata redemption of the stock of a shareholder owning less than one percent of the stock of a widely held corporation satisfied the "not essentially

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                    equivalent to a dividend" test, resulting in capital gain or loss treatment for the redeemed shareholder, provided the redeemed shareholder's proportionate interest in the redeeming corporation decreased. If a shareholder fails to satisfy either of the Section 302 Tests, the U.S. federal income tax consequences to the shareholder will be as follows. Any cash received from the Company for Shares pursuant to the Offer by the shareholder would be treated as a dividend to the extent of the Company's current and accumulated earnings and profits (without reduction for the tax basis of the Shares sold pursuant to the Offer), and any cash received in excess of the Company's earnings and profits will be treated, first, as a nontaxable return of capital to the extent of the shareholder's adjusted tax basis for such shareholder's Shares, and, thereafter, as capital gain, to the extent it exceeds such adjusted tax basis. The basis in the tendering shareholder's Shares will be reduced (but not below zero) by the amount of cash distributed in excess of the Company's current and accumulated earnings and profits. Any basis in the tendered Shares remaining after such reduction will be added to the shareholder's basis in its other stock, if any, in the Company.

                    If a shareholder satisfies either of the Section 302 Tests and the sale of the Shares is therefore treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the shareholder will recognize capital gain or loss equal to the difference between the amount of cash it received pursuant to the Offer and the shareholder's adjusted tax basis in the Shares sold pursuant to the Offer. Any such gain or loss will be long term capital gain or loss if the Shares have been held for more than one year. A shareholder's holding period for capital gain purposes for Shares it received as a distribution will commence the day after the date that the shareholder received such Shares. Accordingly, if a shareholder satisfies either of the
                    Section 302 Tests, it will recognize short-term capital gain or loss on the sale of its Shares pursuant to the Offer to the extent such Shares were received by it as a distribution not more than one year prior to the sale.

                    Corporate Shareholder Dividend Treatment. Under current law,
                    ----------------------------------------
                    if a sale of Shares by a corporate shareholder is treated as a dividend, the corporate shareholder may be entitled to claim a dividends-received deduction equal to a portion of the dividend, subject to applicable limitations. The dividends-received deduction will not be available to a corporate shareholder that qualifies for sale or exchange treatment under either of the Section 302 Tests. Any amount received by a corporate shareholder pursuant to the Offer that is treated as a dividend will likely constitute an "extraordinary dividend" under the Code. A corporate shareholder receiving an "extraordinary dividend" would be required to reduce its basis (but not below zero) in its Shares by the non-taxed portion of the extraordinary

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                    dividend (i.e., the portion of the dividend for which a
                    dividends-received deduction is allowed), and, if such portion exceeds the shareholder's adjusted tax basis for its Shares, to treat the excess as gain from the sale of such Shares in the year in which the "extraordinary dividend" is received.

                    Non-U.S. Holders. A Non-U.S. Holder will be subject to
                    ----------------
                    withholding of federal tax at a rate of 30 percent on gross payments received pursuant to the Offer that are treated as dividends for U.S. federal income tax purposes unless the Company (or applicable withholding agent) determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross payments are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States.

                    Federal Backup Withholding. To avoid federal income tax
                    --------------------------
                    backup withholding equal to 31% of the gross payments made pursuant to the Offer, each shareholder must notify the Depositary of such shareholder's correct taxpayer identification number and provide certain other information by properly completing the substitute Form W-9 included in the Letter of Transmittal. Non-U.S. Holders may be required to submit a properly completed Form W-8, certifying their non-United States status, in order to avoid backup withholding. Each shareholder is urged to consult with his or her own tax advisor.


SCHEDULE TO ITEM 5.           PAST CONTACTS, TRANSACTIONS,
                              NEGOTIATIONS AND AGREEMENTS.
SCHEDULE 13E-3, ITEM 5

          (b)  Significant Corporate Events. Item 5 of the Schedule TO and
               ----------------------------
               Schedule 13E-3 are hereby amended to include the following information. Following the disposition of Periscope Sportswear in October 2000, the Company had no remaining revenue generating operating units. Its sole assets consisted of cash and marketable securities. At that time, the Company was also considering filing a claim against Arthur Anderson, LLP, LH Friend and others in connection with their actions surrounding the Company's acquisition of Periscope.

               Following the commencement of the lawsuit against Arthur Anderson LLP, LH Friend and others, it became apparent to management that it could take a considerable amount of time and resources to prosecute the lawsuit. The Company did not believe that it could devote the financial resources to the development of an operating business at the same time it was required to devote funds to the prosecution of the lawsuit.

               In December 2000, management of the Company began exploring alternatives to being a publicly-held corporation. On March 27, 2001,

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               Mr. Sugarman first proposed to the Board that the Company
               consider making a tender offer for its outstanding common stock. At that time, the Board discussed the proposed tender offer, including a proposed price range of $0.40 - $0.50 per share and the Shares were trading at $0.17 per share. The Board approved the preparation of the Tender Offer documents, but did not approve a price to be offered for the Shares. On April 12, 2001, the Board again met to discuss the Offer. At this time the Board approved the Offer at $0.50 per share which represented a premium of over 250% to the bid price of $0.14 per share on April 10, 2001. In addition to the factors discussed in the Offer to Purchase, the Board noted that this premium was comparable to, and in some cases greater than, premiums paid in other tender offers involving companies that suffered dramatic declines in their stock prices. For example, Universal Music paid $0.57 per share in its tender offer for Emusic, representing a premium of approximately 250%, over the then recent trading price of $0.16 per share, to tendering stockholders. Also, NBC Television purchased NBC Internet, Inc. for $2.14 per share representing an approximate 46% premium to tendering stockholders.


SCHEDULE TO ITEM 7.           SOURCE AND AMOUNT OF FUNDS OR OTHER
                              CONSIDERATION.
SCHEDULE 13E-3, ITEM 10

          (a)  Source of Funds. Item 7 of the Schedule TO and Item 10 of the
               ---------------
               Schedule 13E-3 are hereby amended to include the following information. The Company believes that a maximum of 1,936,337 Shares will be tendered in the Offer. This number represents all of the Company's issued and outstanding Common Stock less the 1,238,420 Shares that Burt Sugarman will not be tendering. In the event that the maximum number of shares are tendered, the Company will be required to pay $968,169 to its shareholders. As of April 10, 2001, the Company had cash and cash equivalents of $2,310,000.

          (b) Item 7 of the Schedule TO and Item 10 of the Schedule 13E-3 are hereby amended to include the following information. There are no conditions to the financing of the transaction. The Company has sufficient cash and cash equivalents on hand to purchase the Shares should the maximum number be tendered.

SCHEDULE TO ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

          (c)  Reasons. Item 13 of the Schedule TO and Item 7 of the Schedule
               -------
               13E-3 are hereby amended to include the following information. Several business realities led to the Company's decision to commence the Offer to Purchase at this time. Following the disposition of Periscope, the Company had no steady revenue source. The absence of any cash flow has created significant limitations for management and the Company to

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               successfully implement any material business plan or strategy to create or purchase new revenue-generating operating entities.

               Following the commencement of the lawsuit against Arthur Andersen LLP, LH Friend and others, it became apparent to management that it could take a considerable amount of time and resources to prosecute the lawsuit. Given the significant financial limitations, the Company did not believe that it could devote the financial resources to the successful development of an operating business at the same time it was required to devote funds to the prosecution of the lawsuit. Additionally, the Company determined that it could realize significant savings in administrative time and expense if it were a privately-held corporation. As a privately-held corporation, among other things, the Company would not be required to prepare and file periodic reports with the Securities and Exchange Commission and could reduce its directors and officers insurance coverage.

               Accordingly, given the coinciding absence of revenues, the potential cost savings of being a private company, the uncertainty as to the future outcome of the Arthur Andersen lawsuit and the limited prospects of the Company if any, the Board elected to proceed with the Offer as a solution to allow the Company to pursue the litigation against Arthur Anderson LLP, LH Friend and others, for so long as is necessary, while allowing Shareholders who desire to do so to extract some value from the Company by tendering their Shares. Conversely, if Shareholders wish to accept the risks of continuing to hold their shares, they can elect to not tender and remain a Shareholder of the Company.

          (d)  Effects. Item 13 of the Schedule TO and Item 7 of the Schedule
               -------
               13E-3 are hereby amended to include the following information. Assuming all shareholders, other than Burt Sugarman, tender all of their Shares, after the consummation of the Offer, Mr. Sugarman will beneficially own 3,037,622 Shares (including 1,799,202 Shares which may be purchased upon the exercise of options and 148,950 Shares owned by his wife) as the single remaining Company Shareholder. The Company estimates that the approximate net book value of the Company at that time will be $4,914,831, to which Mr. Sugarman will possess a 100% interest. The Company is currently operating at a net loss so there are no earnings to which Mr. Sugarman can have an interest.

SCHEDULE 13E-3, ITEM 8.  FAIRNESS OF TRANSACTION.

          (a)  Fairness.  Item 13 of the Schedule TO and Item 8 of the Schedule
               --------
               13E-3 are hereby amended to include the following information. The Board of Directors, including Mr. Sugarman, believe that the Offer is procedurally fair to unaffiliated Shareholders. The transaction was structured as a tender offer to allow those Shareholders who desire to do so the opportunity to receive cash for their shares. No Shareholder is required to tender their Shares. Shareholders may make their own determination as to the fairness of the Offer. For those Shareholders who elect not to tender their Shares, the market for the Shares, in the event that a

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               sufficient number of Shareholders tender such that the Company can complete its going private transaction, will be illiquid. However, in addition to the potential benefits for the Company, the Offer was conceived with the intention of providing some financial benefit to the Shareholders given the significantly depressed market for the Shares and the risk of the Shares having no value in the future given the Company's lack of operations and the uncertainty of its lawsuit against Arthur Andersen LLP, LH Friend and others. Therefore, the Board and Mr. Sugarman believe that the Offer is procedurally fair in that it provides value to those Shareholders choosing to tender. Those Shareholders who elect not to tender will benefit if the Company prevails in its lawsuit.

          (b)  Factors Considered in Determining Fairness. Item 13 of the
               ------------------------------------------
               Schedule TO and Item 8 of the Schedule 13E-3 are hereby amended to include the following information. In making the determination that the Offer was in the best interests of the Company and fair to the unaffiliated holders of Shares, the Board, including Mr. Sugarman, considered a number of factors, including those set forth in the Offer to Purchase. The Board did not, however, consider the going concern value of the Company. Neither the Board nor Mr. Sugarman believed that this was a relevant factor in light of the fact that the Company had no revenue-generating operating units. The Company's sole assets at that time consisted of cash and investment securities and a lawsuit in its early stages. The Company did not obtain any opinions or appraisals from third parties.

               In approving the Offer, the Board and Mr. Sugarman reviewed possible alternatives to the Offer as set forth in the Offer to purchase. The Board and Mr. Sugarman evaluated, among other things, the possibility of liquidating the Company's assets. This alternative was rejected at the time for various reasons, including the uncertainty as to readily available purchasers, the potentially long and drawn out liquidation process and the difficulty in establishing an acceptable valuation model for the speculative proceeds from a possible future legal victory. Although the Company did not actively seek purchasers of its assets, the Board was advised by management that the nature of the Company's assets would have made finding a purchaser for all of the assets difficult. The Company's sole assets consist of cash, investment securities and a lawsuit which is in its early stages.

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Date: May 21, 2001


GIANT GROUP LTD.



By: /s/ Pasquale A. Ambrogio
_______________________________
Name  Pasquale A. Ambrogio
Title Chief Financial Officer


/s/ Burt Sugarman
_______________________________
Burt Sugarman

                               INDEX TO EXHIBITS

Item 12 of the Schedule TO and Item 16 of the Schedule 13E-3 are hereby amended to include the following information.

EXHIBIT NO.            DESCRIPTION
-----------            -----------

(a)(1)(I)              Press Release dated May 8, 2001

(a)(1)(J) Schedule III amended and incorporated by reference into the Offer to Purchase.

(a)(1)(K)              Press Release dated May 21, 2001